

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 29, 2008

By U.S. Mail and Facsimile

Mr. Jeffrey L. Keefer
Chief Financial Officer
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

> **Re:** **E.I. du Pont de Nemours and Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A filed March 20, 2008**
> **File No. 001-00815**

Dear Mr. Keefer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief